                   BURLINGTON NORTHERN INC. AND SUBSIDIARIES

                    COMPUTATION OF EARNINGS PER COMMON SHARE
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                        SIX MONTHS
                                                          ENDED     YEAR ENDED
                                                         JUNE 30,  DECEMBER 31,
                                                           1994        1993
                                                        ---------- ------------
Net income
  Primary:
    Net income.........................................   $ 159       $ 296
    Convertible and mandatory redeemable preferred
     stock dividends...................................     (11)        (22)
                                                          -----       -----
    Net income available for common shareholders.......   $ 148       $ 274
                                                          =====       =====
  Fully diluted:
    Net income available for common shareholders.......   $ 148       $ 274
    Dividends on convertible preferred stock, assuming
     conversion........................................      11          22
                                                          -----       -----
                                                          $ 159       $ 296
                                                          =====       =====
Weighted average number of shares
  Primary:
    Average common shares outstanding..................    89.1        88.6
    Common share equivalents resulting from assumed
     exercise of stock options.........................     1.2         1.1
                                                          -----       -----
                                                           90.3        89.7
                                                          =====       =====
  Fully diluted:
    Average common shares outstanding..................    89.1        88.6
    Common share equivalents resulting from assumed
     conversion of convertible preferred stock.........     7.4         7.4
    Common share equivalents resulting from assumed
     exercise of stock options assuming full dilution..     1.1         1.2
                                                          -----       -----
                                                           97.6        97.2
                                                          =====       =====
Earnings per common share:
  Primary..............................................   $1.64       $3.06
  Fully diluted........................................    1.63        3.04

  Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. Under the treasury stock method, an average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end of period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share. No redeemable preferred stock was outstanding during 1994 and the redeemable preferred stock dividends for the year ended December 31, 1993 were not significant.

  Earnings per common share may not compute due to the level of rounding in this exhibit.